SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

BULLFROG GOLD CORP.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $.0001

 (Title of Class of Securities)

500614201

 (CUSIP Number)

Copy to:
Harvey Kesner, Esq.
61 Broadway, 32nd Floor
New York, NY 10006

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2012

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 500614201

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 1,688,712 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 50,000 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,688,712 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 50,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738,712 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8% (1)(2)(3)
12	TYPE OF REPORTING PERSON* IN

(1)
Excludes: (i) 1,086,539 shares of common stock issuable upon conversion of Series A Preferred Stock; (ii) 187,500 shares of common stock issuable upon the exercise of outstanding warrants; (iii) 1,788,461 shares of common stock held in UTMA accounts of Mr. Honig’s children, over which accounts Mr. Honig has no voting or dispositive power; and (iv) 125,000 shares of common stock issuable upon the exercise of outstanding warrants held in UTMA accounts of Mr. Honig’s children, over which accounts Mr. Honig has no voting or dispositive power. The Series A Preferred Stock and warrants may not be exercised and the holder may not receive shares of common stock such that the number of shares of common stock held by them and their affiliates after such exercise exceeds 4.99% of the then issued and outstanding shares of common stock. The percentage of ownership is therefore limited accordingly.

(2)
Includes 50,000 unissued shares of common stock issuable to the 401(k) plan of GRQ Consultants, Inc. (“GRQ”) in connection with a promissory note of the Issuer held by GRQ’s 401(k) plan.  Excludes 1,250,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 625,000 shares of common stock issuable upon the exercise of outstanding warrants held by GRQ’s 401(k) plan and GRQ’s Defined Benefit plan. The Series A Preferred Stock and warrants may not be exercised and the holder may not receive shares of common stock such that the number of shares of common stock held by them and their affiliates after such exercise exceeds 4.99% of the then issued and outstanding shares of common stock. The percentage of ownership is therefore limited accordingly.  Barry Honig is the President of GRQ and in such capacity has voting and dispositive power over securities held by GRQ.

(3)	Based on30,153,846 shares outstanding as of October 23, 2012.

CUSIP No. 500614201

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 50,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 50,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.17% (2)
12	TYPE OF REPORTING PERSON* CO

(1)
Includes 50,000 unissued shares of common stock issuable to the 401(k) plan of GRQ Consultants, Inc. (“GRQ”) in connection with a promissory note of the Issuer held by GRQ’s 401(k) plan.  Excludes 1,250,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 625,000 shares of common stock issuable upon the exercise of outstanding warrants held by GRQ’s 401(k) plan and GRQ’s Defined Benefit plan. The Series A Preferred Stock and warrants may not be exercised and the holder may not receive shares of common stock such that the number of shares of common stock held by them and their affiliates after such exercise exceeds 4.99% of the then issued and outstanding shares of common stock. The percentage of ownership is therefore limited accordingly.  Barry Honig is the President of GRQ and in such capacity has voting and dispositive power over securities held by GRQ.

(2)	Based on30,153,846 shares outstanding as of October 23, 2012.

Item 1(a).                 Name of Issuer:

Bullfrog Gold Corp.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

897 Quail Run Drive, Grand Junction, CO 81505

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of GRQ Consultants, Inc. (“GRQ”) and Barry Honig (together with GRQ, the “Reporting Persons”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

4400 Biscayne Boulevard, Miami, Florida 33137

Item 2(c).                 Citizenship.

GRQ is a corporation formed in the State of Florida and Mr. Barry Honig is a citizen of the United States.

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).                 CUSIP Number.

500614201

Item 3.                      Type of Person

Not applicable.

Item 4.                      Ownership.

(a) Amount beneficially owned: 1,738,712 (1)(2).

(b) Percent of class: 5.8% (1)(2)(3).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,688,712(1).

(ii) Shared power to vote or to direct the vote: 50,000 (2).

(iii) Sole power to dispose or to direct the disposition of: 1,688,712(1).

(iv) Shared power to dispose or to direct the disposition of: 50,000 (2).

Item 5.                      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

(1)
Excludes: (i) 1,086,539 shares of common stock issuable upon conversion of Series A Preferred Stock; (ii) 187,500 shares of common stock issuable upon the exercise of outstanding warrants; (iii) 1,788,461 shares of common stock held in UTMA accounts of Mr. Honig’s children, over which accounts Mr. Honig has no voting or dispositive power; and (iv) 125,000 shares of common stock issuable upon the exercise of outstanding warrants held in UTMA accounts of Mr. Honig’s children, over which accounts Mr. Honig has no voting or dispositive power. The Series A Preferred Stock and warrants may not be exercised and the holder may not receive shares of common stock such that the number of shares of common stock held by them and their affiliates after such exercise exceeds 4.99% of the then issued and outstanding shares of common stock. The percentage of ownership is therefore limited accordingly.

(2)
Includes 50,000 unissued shares of common stock issuable to the 401(k) plan of GRQ Consultants, Inc. (“GRQ”) in connection with a promissory note of the Issuer held by GRQ’s 401(k) plan.  Excludes 1,250,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 625,000 shares of common stock issuable upon the exercise of outstanding warrants held by GRQ’s 401(k) plan and GRQ’s Defined Benefit plan. The Series A Preferred Stock and warrants may not be exercised and the holder may not receive shares of common stock such that the number of shares of common stock held by them and their affiliates after such exercise exceeds 4.99% of the then issued and outstanding shares of common stock. The percentage of ownership is therefore limited accordingly.  Barry Honig is the President of GRQ and in such capacity has voting and dispositive power over securities held by GRQ.

(3)	Based on30,153,846 shares outstanding as of October 23, 2012.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                      Identification and Classification of Members of the Group.

Not applicable.

Item 9.                      Notice of Dissolution of Group.

Not applicable.

Item 10.                    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2012	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc.
Date: October 24, 2012	By:	/s/ Barry Honig
Barry Honig President